Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY

T: +44 [0]20 7822 5252
F: +44 [0]20 7822 5951/5898
www.unilever.com

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

11 September 2014

Dear Mr. O’Brien,

Re:                             Unilever N.V. (File No. 1-4547) and Unilever PLC (File No. 1-4546) (Unilever N.V. and Unilever PLC, together, “Unilever”)

I refer to your letter dated 29 August 2014 addressed to Unilever’s CFO Jean-Marc Huët, which set out a comment of the Staff of the Division of Corporate Finance (the “Staff”) to the filings listed above. The text of the Staff’s comment is set out below, followed by our response.

Comment:

1.                                      We note that you provide compensation information for your non-executive directors and CEO and CFO, but not for the ULE, either for the individual members or for the ULE as a whole. Please tell us supplementally what consideration you have given to including such disclosure for the ULE in light of the requirement of Item 6.B of Form 20-F to provide compensation information of the company’s administrative, supervisory or management bodies.

Response to Comment 1:

Further to the phone conversation between our external counsel, Thomas Shropshire of Linklaters LLP, and Kamyar Daneshvar of the Division of Corporation Finance on 3 September 2014, we respectfully submit that the compensation information regarding the Unilever Leadership Executive (“ULE”) supplied in Unilever’s annual reports on Form 20-F for the financial years ended 31 December 2013 (the “Forms 20-F”) satisfies the relevant requirements of Item 6.B of Form 20-F (“Item 6.B”). Since individual compensation data for the members of the ULE other than the Executive Directors is not required under English or Dutch law and not otherwise disclosed, in accordance with Item 6.B, Unilever has provided the relevant ULE compensation data on an aggregated basis.

As discussed and as set out in the Forms 20-F, the compensation information for the ULE is presented on an aggregated basis in Note 4A (“Staff and Management Costs”) to Unilever’s financial statements which is incorporated by reference in Item 6.B of the Forms 20-F. The relevant information is provided in accordance with International Accounting Standard 24 and was included in the table entitled “Key management compensation”. As set out in that table, the aggregated compensation information has been broken down by type and according to organisational role (i.e., Executive Directors, Non-Executive Directors and Other). The “Other”

Unilever PLC
Registered in England and Wales, number 41424.
Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD category contains the aggregated compensation information for the ULE, excluding Executive Directors.

Although the information provided complies with the requirements of Item 6.B, in order to ensure that investors are able to more readily identify that the “Other” category includes members of the ULE, other than Executive Directors, in future filings Unilever will include a footnote or other accompanying description indicating that fact.

Acknowledgement:

We also acknowledge, per the request in your letter, that:

•             Unilever is responsible for the adequacy and accuracy of the disclosure in the filing;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             Unilever may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

Thank you for your assistance thus far. Your prompt review of our response would be greatly appreciated. We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact the undersigned at +44 207 822 5988 or Tonia.Lovell@unilever.com.

Yours sincerely,

Tonia Lovell
Group Secretary
Unilever PLC & Unilever N.V.

cc:	Jean-Marc Huët, Chief Financial Officer, Unilever PLC & Unilever N.V.
David Schwartz, Associate General Counsel — Corporation and Transactions, Unilever United States, Inc.
John Baker, PriceWaterhouseCoopers LLP
Peter van Mierlo, PriceWaterhouseCoopers N.V.
Paul Korolkiewicz, KPMG LLP
Eric Van Leeuwen, KPMG Accountants N.V.
Thomas B. Shropshire, Jr, Linklaters LLP